Mail Stop 6010

							August 16, 2005


Jonathan Burgin
Chief Financial Officer
XTL Biopharmaceuticals Ltd.
Kiryat Weizman Science Park
3 Hasapir Street, Building 3, P.O. Box 370
Rehovot 76100, Israel

Re:	XTL Biopharmaceuticals Ltd.
	Amendment No. 1 to the Form 20-FR12G filed on August 10, 2005
	File No. 0-51310

Dear Mr. Burgin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR12G

Item 5. Operating and Financial Review and Prospects, page 34

Research and Development, Patents and Licenses, page 43

1. We note your response to prior comment nine and the disclosures on page 46. However, we did not note why you appear to have excluded your costs of revenues. As such, please tell us why they do not represent research and development costs, as defined by SFAS 2. Otherwise, for each period presented, please disclose the total research and development costs, as defined by SFAS 2, and reconcile that amount to the sum of the project costs you have disclosed.

Item 19.  Exhibits, page 86

2. Please provide updated consents from your independent auditors.

*	*	*

	As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.

	You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon, Attorney-Advisor at (202) 551-3621, John Krug, Senior Attorney at (202) 551-3862 or me at (202) 551-3710 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


      cc:	Mark F. McElreath, Esq.
      	Alston & Bird LLP
      	90 Park Avenue
      	New York, NY  10016


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Jonathan Burgin
XTL Biopharmaceuticals Ltd.
June 8, 2005
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